Exhibit 99.2

Highlights

Based on the information available as at June 18, 2024,1 the preliminary budgetary deficit for the 2023-2024 fiscal year stands at $7.5 billion (1.3% of GDP). This marks a $1.2-billion upward adjustment compared to the $6.3-billion deficit anticipated in Budget 2024-2025.

  The deficit related to activities, i.e., before deposits of dedicated revenues in the Generations Fund, stands at $5.4 billion (1.0% of GDP).

The adjustment stems largely from the uncertain economic situation in Québec, which has adversely affected the government's own-source revenue, including personal income tax, and debt service.

  After standing still in 2023 (+0.2%), partly because of temporary factors such as difficult weather conditions, significant forest fires, and strikes in the public and parapublic sectors, economic activity in Québec recovered in the first quarter of 2024 (+0.9%) despite ongoing global economic uncertainty. Moreover, inflation remains high but continues to decelerate.

For 2023-2024 overall, revenues stand at $145.1 billion while expenditures, including $2.0 billion deposits of dedicated revenues in the Generations Fund, stand at $152.6 billion.

The net debt burden stood at 38.8% of GDP as at March 31, 2024, 0.2 percentage point lower than anticipated in Budget 2024-2025. Despite a higher deficit, net debt is lower than anticipated in Budget 2024-2025 mainly because of the remeasurement of derivative financial instruments at fair value and gains related to the pension plans of government enterprises.

Furthermore, borrowings contracted in 2023-20242 stand at $27.6 billion.

Note: Preliminary results as at March 31, 2024.
(1) Deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

[1] Except for the economic data updated to June 27, 2024. [2] Long-term borrowings contracted between April 1, 2023 and March 31, 2024.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Real GDP growth stagnated in 2023 (+0.2%) following a strong increase of 2.5% in 2022. For the first quarter of 2024, real GDP grew by 0.9% compared to the previous quarter.

The moderation in economic activity observed in 2023 coincides with monetary tightening by the Bank of Canada, which was intended to curb inflationary pressures. The Bank of Canada's initiatives are bearing fruit. Price increases are slowing down.

The growth rate of the consumer price index (CPI) has slowed markedly since early 2023. Inflation stood at 6.2% in January 2023 in terms of annual variation and fell to 3.1% in May 2024.

Consequently, the increase in nominal GDP has abated. Following an 8.4% increase in 2022, it stood at 3.7% in 2023. For the first quarter of 2024, compared with the corresponding period in 2023, nominal GDP rose by 4.6% (0.8% compared to the previous quarter).

The economic slowdown has eased tightness in the labour market conditions. Indeed, the monthly unemployment rate increased from 4.0% in January 2023 to 5.1% in May 2024. On average in 2024, from January to May, the unemployment rate stood at 4.9%, as against 4.5% in 2023, near the historic low of 4.3% recorded in 2022. Moreover, on average in 2024 the employment rate for people aged 15 to 64 stood at 77.5%, near the peak of 78.4% attained in 2023.

The tight labour market is reflected in wages and salaries, which increased by 5.4% for the first quarter of 2024 compared with the same period in 2023. They rose by 6.0% in 2023. This slowdown in wage progression is attributable to slowing job creation and a reduction in the number of job vacancies.

Significant wage gains and inflation supported household spending, which rose by 5.6% in 2023 in nominal terms. Household spending grew by 4.8% in the first quarter of 2024 compared to the same period in 2023.

As for businesses, the net operating surplus of corporations dropped markedly by 13.9% in 2023. This decline is due in particular to the economic downturn and lower commodity prices, which affected natural resource export price. The net operating surplus of corporations declined by 4.9 % in the first quarter of 2024 compared to the same period in 2023.

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Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of 2023-2024 preliminary results and adjustments since the Budget 2024-2025

►  Preliminary results as at March 31, 2024

The budgetary balance within the meaning of the Balanced Budget Act shows a preliminary deficit of $7.5 billion in 2023-2024. This represents a $1.3-billion increase in the deficit compared to 2022-2023.

The following factors account for this result:

  revenus of $145.1 billion, up 0.6% over the previous year. Such growth stems principally from the change own-source revenue excluding revenue from government enterprises, which stood at 0.3% in particular because of economic stagnation in Québec in 2023 and the lowering of the first two personal income tax rates announced in Budget 2023-2024;

  Revenues from federal transfers rose by 6.9% mainly due to a one-off increase in the Canada Health Transfer envelope.

  expenditures of $150.6 billion, up 2.2%3 over the previous year. Such growth is attributable largely to portfolio expenditures (2.5%),3 especially health and social services, families, and higher education;

  deposits of dedicated revenues in the Generations Fund of $2.0 billion.

►  Adjustments since the Budget 2024-2025

Data presented in Budget 2024-2025 indicate an anticipated $6.3-billion budgetary deficit for 2023-2024 overall.

The preliminary budgetary deficit for 2023-2024 now stands at $7.5 billion, after deposits of dedicated revenues in the Generations Fund, a $1.2-billion deterioration of the budgetary balance in 2023-2024 since Budget 2024-2025.

  Revenues have been adjusted downwards by $1.6 billion since Budget 2024-2025.

  Own-source revenue has been adjusted downwards by $1.1 billion mainly because of lower-than-anticipated personal income tax revenue (−$594 million) and miscellaneous revenue (−$560 million).

  Federal transfers have been adjusted downwards by $566 million, in particular as a result of the pace of completion of infrastructure projects subject to federal funding. Adjustments to federal transfers related to infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

___________________________________

3 When expenditures on COVID-19-related support and recovery measures are excluded, growth in portfolio expenditures would stand at 5.8% while growth in total expenditures would stand at 5.2%.

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Section 1: Recent Developments and Budgetary Outlook in Brief

  Expenditures have been adjusted downwards by $440 million since Budget 2024-2025.

  Portfolio expenditures have been adjusted downwards by $788 million, in particular as a result of the slower pace of completion of subsidized infrastructure projects.

  Debt service has been adjusted upwards by $348 million due, among other things, to lower-than-anticipated investment revenues from the Sinking Fund for Government Borrowing.4 Higher interest rates engendered losses on disposal in the context of the management of the fund's investment activities.

  Deposits of dedicated revenues in the Generations Fund have been adjusted downwards by $34 million since Budget 2024-2025, mainly because of reduced water-power royalties.
Summary of preliminary results as at March 31, 2024
(unaudited data, millions of dollars, year-over-year change)
					Fiscal 2023-2024
	April to March				March 2024 budget		Preliminary results(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Own-source revenue	115 509	114 409	−1 100	−1.0	115 486	−0.1	−1 077	114 409	−1.0
Federal transfers	28 737	30 724	1 987	6.9	31 290	8.9	−566	30 724	6.9
Total revenue	144 246	145 133	887	0.6	146 776	1.7	−1 643	145 133	0.6
Portfolio expenditures	−137 114	−140 559	−3 445	2.5	−141 347	3.0	788	−140 559	2.5
Debt service	−10 222	−9 998	224	−2.2	−9 650	−4.1	−348	−9 998	−2.2
Total expenditure	−147 336	−150 557	−3 221	2.2	−150 997	2.5	440	−150 557	2.2
Contingency reserve	−	−	−	−	−	−	−	−	−
OPERATING SURPLUS (DEFICIT)(2)	−3 090	−5 424	−2 334	−	−4 221	−	−1 203	−5 424	−
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−3 082	−2 047	1 035		−2 081	−	34	−2 047	−
BUDGETARY BALANCE(3)	−6 172	−7 471	−1 299	−	−6 302	−	−1 169	−7 471	−

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

(2) Balance within the meaning of the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

►  Additional information

The net debt burden stood at 38.8% of GDP as at March 31, 2024, 0.2 percentage point lower than anticipated in Budget 2024-2025. Despite a higher deficit, net debt is lower than anticipated in Budget 2024-2025 mainly because of the remeasurement of derivative financial instruments at fair value and gains related to the pension plans of government enterprises.

[4] The investment income of the Sinking Fund for Government Borrowing is deducted from debt service. Such income comprises interest generated on investments and gains and losses on disposal.

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Own-source revenue

►  Preliminary results as at March 31, 2024

Own-source revenue for 2023-2024 stood at $114.4 billion, a $1.1-billion decrease (−1.0%) compared to 2022-2023.

Tax revenue decreased by $1.3 billion (−1.4%), to $89.8 billion. This change is mainly attributable to:

  a $456-million decrease (−1.1%) in personal income tax stemming mainly from the lowering of the first two tax rates announced in Budget 2023-2024 and less favourable changes in capital gains and the income of individuals in business following the processing of tax returns for the 2023 taxation year;

  a $604-million increase (7.6%) in contributions for health services attributable, in particular, to wages and salaries, which grew by 6.0% in 2023;

  a $1.8-billion decrease (−13.9%) in corporate tax revenues stemming, in particular, from the 13.9% decline in the net operating surplus of corporations in 2023;

  a $37-million increase (3.3%) in school property tax revenues resulting from the additional annual contribution by the Québec government of nearly $180 million aimed at limiting the increase in school taxes to 3% on average for 2023-2024;

  a $375-million increase (1.4%) in consumption taxes, attributable mainly to household consumption, up 5.6% in 2023, and partially offset by residential investment, which fell by 14.8% in the same period.

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Section 2: Detailed Results and Budgetary Outlook

Other own-source revenue increased by $1.6 billion (8.7%) to $19.3 billion, due to:

  an $80-million increase (1.4%) in duties and permits, stemming principally from higher revenues from the auction of GHG emission allowances, whose impact is partly offset by lower mining revenue;

  a $1.5-billion increase (12.2%) in miscellaneous revenue, attributable, among other things, to higher revenues from the sale of goods and services and higher interest income related to tax debts administered by Revenu Québec.

Revenue from government enterprises fell by $1.4 billion (−20.7%), to $5.2 billion.

  This change is mainly attributable to a decrease in Hydro-Québec's results, mainly due to the lower value of its exports stemming from low precipitation in the geographic regions where its main basins are located.

  The decrease is offset by the improvement in Investissement Québec's results, which had been affected in 2022-2023 by unfavourable financial market results.

Own-source revenue
(unaudited data, millions of dollars, year-over-year change)
					Fiscal 2023-2024
	April to March				March 2024 budget		Preliminary results(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Income and property taxes
- Personal income tax	42 251	41 795	−456	−1.1	42 389	0.3	−594	41 795	−1.1
- Contributions for - health services	7 914	8 518	604	7.6	8 298	4.9	220	8 518	7.6
- Corporate taxes	13 243	11 403	−1 840	−13.9	11 399	−13.9	4	11 403	−13.9
- School property tax	1 113	1 150	37	3.3	1 137	2.2	13	1 150	3.3
Consumption taxes	26 597	26 972	375	1.4	27 118	2.0	−146	26 972	1.4
Tax revenue	91 118	89 838	−1 280	−1.4	90 341	−0.9	−503	89 838	−1.4
Duties and permits	5 688	5 768	80	1.4	5 832	1.6	−64	5 768	1.4
Miscellaneous revenue	12 083	13 556	1 473	12.2	14 116	16.8	−560	13 556	12.2
Other own-source revenue	17 771	19 324	1 553	8.7	19 948	11.9	−624	19 324	8.7
Total own-source revenue excluding revenue from government enterprises	108 889	109 162	273	0.3	110 289	1.2	−1 127	109 162	0.3
Revenue from government enterprises	6 620	5 247	−1 373	−20.7	5 197	−21.5	50	5 247	−20.7
TOTAL	115 509	114 409	−1 100	−1.0	115 486	−0.1	−1 077	114 409	−1.0
(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

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Section 2: Detailed Results and Budgetary Outlook

►  Adjustments since the Budget 2024-2025

Own-source revenue stood at $114.4 billion in 2023-2024, a downward adjustment of $1.1 billion compared to the Budget 2024-2025 forecast.

  Own-source revenue excluding revenue from government enterprises has been adjusted downwards by $1.1 billion in 2023-2024 because of:

  the $594-million decrease in personal income tax stemming mainly to less favourable changes in capital gains and the income of individuals in business observed following the processing of tax returns for the 2023 taxation year;

   the $220-million increase in contributions for health services, attributable to the upward adjustment of wages and salaries in the first quarter of 2024;

  the $146-million decrease in consumption taxes, due, in particular, to the downward adjustment of retail sales in the first quarter of 2024;

  the $64-million decrease in duties and permits, stemming from less-favourable-than-anticipated mining revenues. Indeed, the significant increase in the production costs claimed by certain corporations in the wake of investments completed dampened mining profits;

  the $560-million decrease in miscellaneous revenue, due to lower-than-anticipated revenues attributable mainly to the sale of goods and services by government entities, especially in the health sector.

  Revenue from government enterprises has been adjusted upwards by $50 million, because of Hydro-Québec's improved results related in particular to higher investment income.
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Section 2: Detailed Results and Budgetary Outlook

Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

  duties and permits, in particular revenue from the carbon market;

  miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at March 31, 2024 (billions of dollars, percentage of total own-source revenue)

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Federal transfers

►  Preliminary results as at March 31, 2024

Federal transfers totalled $30.7 billion for 2023-2024, which marks a $2.0-billion increase (6.9%) compared to 2022-2023. The change is essentially attributable to an increase in revenue from health transfers, a portion of which is non-recurring.

  Revenue from health transfers increased by $1.6 billion (23.0%) to $8.7 billion, in particular due to growth in the Canada Health Transfer linked to changes in Canada's nominal GDP and a one-time increase of $2.0 billion in this transfer (Québec's share being $447 million).
Federal transfers
(unaudited data, millions of dollars, year-over-year change)
					Fiscal 2023-2024
	April to March				March 2024 budget		Preliminary results(1)
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Equalization	13 666	14 037	371	2.7	14 037	2.7	−	14 037	2.7
Health transfers	7 082	8 714	1 632	23.0	8 778	23.9	−64	8 714	23.0
Transfers for post-secondary education and other social programs	1 294	1 451	157	12.1	1 451	12.1	−	1 451	12.1
Other programs	6 695	6 522	−173	−2.6	7 024	4.9	−502	6 522	−2.6
TOTAL	28 737	30 724	1 987	6.9	31 290	8.9	−566	30 724	6.9
(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

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Section 2: Detailed Results and Budgetary Outlook

►  Adjustments since the Budget 2024-2025

Revenue from federal transfers stood at $30.7 billion in 2023-2024, a downward adjustment of $566 million compared to the Budget 2024-2025 forecast.

The adjustment stems, in particular, from the pace of completion of infrastructure projects subject to federal funding. Adjustments to federal transfers related to infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

Composition of federal transfers

Revenue from federal transfers consist of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

  the equalization program;

  the Canada Health Transfer (CHT);

  the Canada Social Transfer (CST);

  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at March 31, 2024 (billions of dollars, percentage of total revenue from federal transfers)

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Section 2: Detailed Results and Budgetary Outlook

Expenditure

Portfolio expenditures and debt service

►  Preliminary results as at March 31, 2024

Expenditures totalled $150.6 billion for 2023-2024, which marks a $3.2-billion increase (2.2%)5 compared to 2022-2023.

Portfolio expenditures increased by $3.4 billion (2.5%)5 to $140.6 billion. The following factors explain the growth observed as at March 31, 2024:

  expenditure in the Santé et Services sociaux portfolio increased by $1.5 billion (2.5%) to $60.8 billion, mainly due to changes in compensation and expenditures related to drugs and medical and surgical supplies;

  expenditure in the Éducation portfolio increased by $528 million (2.7%) to $20.0 billion, stemming primarily from the number of students in school;

  expenditure in the Enseignement supérieur portfolio increased by $729 million (7.6%) to $10.4 billion, mainly due to increased funding for private universities and the Perspective Québec Scholarship Program, introduced in September 2022;

  expenditure in the Famille portfolio increased by $930 million (11.9%) to $8.8 billion, stemming primarily from the creation of new subsidized childcare spaces and the increase in the Family Allowance;

  expenditure in the Transports et Mobilité durable portfolio increased by $50 million (0.8%) to $6.5 billion, mainly due to subsidies to support public transit organizations;

  expenditure in the Emploi et Solidarité sociale portfolio decreased by $3.3 billion (−36.5%) to $5.7 billion, stemming primarily from the one-time cost of living support payment granted in December 2022, which dampened growth in 2023-2024. It was partly offset by higher spending on last-resort financial assistance programs;

[5] When expenditures on COVID-19-related support and recovery measures are excluded, growth in portfolio expenditures would stand at 5.8% while growth in total expenditures would stand at 5.2%.

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Section 2: Detailed Results and Budgetary Outlook

  expenditure in the Affaires municipales et Habitation portfolio declined by $179 million (−3.6%) to $4.7 billion. The change stems, among other things, from the non-recurrent subsidies paid in 2022-2023 to promote access to quality and affordable housing, which had a downward effect on growth 2023-2024;

  expenditure in the Économie, Innovation et Énergie portfolio increased by $549 million (16.7%) to $3.8 billion, mainly due to the increase in the tax credit for investment and innovation and the tax credit for Salaries and Wages (R&D);

  expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio increased by $754 million (45.1%) to $2.4 billion due, in particular, to the subsidies granted under the Roulez vert program;

  expenditure in other portfolios rose by $1.9 billion (12.1%) to $17.4 billion.

Debt service expenditure decreased by $224 million (−2.2%) to $10.0 billion, mainly because of the non-recurrence of losses on the disposal of investments in 2022-2023 in the Sinking Fund for Government Borrowings.6

Expenditure
(unaudited data, millions of dollars, year-over-year change)
						Fiscal 2023-2024
	April to March					March 2024 budget			Preliminary results(1)
	2022- 2023	(2)	2023- 2024	Change ($M)	Change (%)	Level ($M)		Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Santé et Services sociaux	59 328		60 814	1 486	2.5	59 928	(3)	0.9	886	60 814	2.5
Éducation	19 500		20 028	528	2.7	20 452		4.9	−424	20 028	2.7
Enseignement supérieur	9 655		10 384	729	7.6	10 684		10.7	−300	10 384	7.6
Famille	7 835		8 765	930	11.9	8 723		11.3	42	8 765	11.9
Transports et Mobilité durable	6 400		6 450	50	0.8	6 141		−4.8	309	6 450	0.8
Emploi et Solidarité sociale	8 983		5 705	−3 278	−36.5	5 742		−36.1	−37	5 705	−36.5
Affaires municipales et Habitation	4 928		4 749	−179	−3.6	5 323		8.0	−574	4 749	−3.6
Économie, Innovation et Énergie	3 280		3 829	549	16.7	4 166		29.9	−337	3 829	16.7
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 673		2 427	754	45.1	2 219		32.6	208	2 427	45.1
Other portfolios	15 532		17 408	1 876	12.1	17 969	(3)	15.1	−561	17 408	12.1
Portfolio expenditures	137 114		140 559	3 445	2.5	141 347		3.0	−788	140 559	2.5
Debt service	10 222		9 998	−224	−2.2	9 650		−4.1	348	9 998	−2.2
TOTAL	147 336		150 557	3 221	2.2	150 997		2.5	−440	150 557	2.2

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

(2) Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2023-2024.

(3) In Budget 2024-2025, $500 million was provisioned in the Contingency Fund for personal protective equipment. To present a comparable adjustment, the amount was reclassified in the expenditures of the Ministère de la Santé et des Services sociaux.

[6] The investment income of the Sinking Fund for Government Borrowing is deducted from debt service. Such income comprises interest generated on investments and gains and losses on disposal.

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Section 2: Detailed Results and Budgetary Outlook

► Adjustments since the Budget 2024-2025

Expenditures stood at $150.6 billion in 2023-2024, a downward adjustment of $440 million compared to the Budget 2024-2025 forecast.

Portfolio expenditures have been adjusted downwards by $788 million, attributable in particular to the following factors:

  expenditure in the Santé et Services sociaux portfolio has been adjusted upwards by $886 million, mainly due to higher-than-expected compensation expenses in healthcare institutions, because of the cost of independent labour and the hours worked;

  expenditure in the Éducation portfolio has been adjusted downwards by $424 million, stemming from lower-than-expected expenditures attributable to school service centres;

  expenditure in the Enseignement supérieur portfolio has been adjusted downwards by $300 million due, in particular, to lower-than-expected expenditures in higher education institutions;

  expenditure in the Transports et Mobilité durable portfolio have been adjusted upwards by $309 million, stemming from the re-evaluation of the cost of subsidized infrastructure projects;

  expenditure in the Affaires municipales et Habitation portfolio has been adjusted downwards by $574 million due, in particular, to the slower-than-anticipated pace of completion of the subsidized infrastructure projects;

  expenditure in the Économie, Innovation et Énergie portfolio has been adjusted downwards by $337 million, mainly because of the downward re-evaluation of the provision for doubtful accounts of the Economic Development Fund;

  expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio has been adjusted upwards by $208 million due, in particular, to higher-than-expected expenditures stemming from the upward re-evaluation of the reserve for environmental liability;

  expenditure in other portfolios has been adjusted downwards by $561 million.

Debt service has been adjusted upwards by $348 million as a result, among other things, of lower-than-anticipated investment revenues from the Sinking Fund for Government Borrowing.7 Higher interest rates engendered losses on disposal in the context of the management of the fund's investment activities.

[7] The investment income of the Sinking Fund for Government Borrowing is deducted from debt service. Such income comprises interest generated on investments and gains and losses on disposal.

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Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2023‑2024, there are 24 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for approximately 65% of annual portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at March 31, 2024 (billions of dollars, percentage of total expenditure)

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Section 3: Additional Information

Debt

As at March 31, 2024, the net debt amounted to $219.3 billion, or 38.8% of GDP. Despite a higher deficit, net debt is lower than anticipated in Budget 2024-2025 mainly because of the remeasurement of derivative financial instruments at fair value and gains related to the pension plans of government enterprises. Such provisional gains as at March 31, 2024 engender temporary changes in net debt.

Net debt as at March 31, 2024
(millions of dollars)
	March 2024 budget	Adjustment	Preliminary results(1)
NET DEBT, BEGINNING OF YEAR	208 712	−	208 712
% OF GDP	38.3	−	38.3
Budgetary deficit (surplus)	6 302	1 169	7 471
Capital investments	8 536	215	8 751
Accounting adjustments	−341	−3 232	−3 573
Deposits of dedicated revenues in the Generations Fund	−2 081	34	−2 047
Total change	12 416	−1 814	10 602
NET DEBT, END OF YEAR	221 128	−1 814	219 314
% OF GDP	39.0	−0.2	38.8

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

As at March 31, 2024, Québec's net debt burden stood at 38.8% of GDP, compared with 29.8% for the average of the provinces. The government is committed to gradually reducing Québec's net debt to 30% of GDP by 2037-2038.

Net debt of governments in Canada as at March 31, 2024 (percentage of GDP)

(1) This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP. Source: Government budget documents.

Report on Québec’s Financial
Situation – Preliminary results of 2023‑2024	Page 15 | 23

Section 3: Additional Information

Net financial surpluses or requirements

For the period of April 2023 to March 2024, net financial requirements amount to $18.7 billion and are attributable to:

  the $5.4-billion deficit resulting from the difference between government revenues and expenditures;

  the $3.6-billion financial requirements of for investments, loans, and advances, stemming mainly from an increase in the loans and investments made by the Economic Development Fund and Financement-Québec;

  the $8.8-billion financial requirements of related to the government's capital investments, mainly due to investments of $13.9 billion, notably to repair and build schools and healthcare facilities. These investments are partially offset by amortization expenses of $5.3 billion;8 the $3.5-billion financial requirements of related to the liability for the retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $7.2 billion partially offset by the net cost of the plans of $3.7 billion;8 the $4.6-billion financial surpluses of from other accounts,9 surpluses that stem, in particular, from the carryover in 2024-2025 of the disbursement related to expenditures recorded in 2023-2024 pertaining to the renewal of collective agreements;

  the $2.0-billion financial requirements generated by deposits in the Generations Fund.

Net financial surpluses or requirements
(unaudited data, millions of dollars)
April to March
	2022-2023	2023-2024(1)
OPERATING SURPLUS (DEFICIT)	−3 090	−5 424
Non-budgetary transactions
Investments, loans and advances	1 401	−3 583
Capital investments	−6 499	−8 751
Retirement plans and other employee future benefits	−3 063	−3 520
Other accounts(2)	2 950	4 637
Deposits in the Generations Fund	−3 082	−2 047
Total non-budgetary transactions	−8 293	−13 264
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−11 383	−18 688

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

(2) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

[8] These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

[9] The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Situation – Preliminary results of 2023‑2024	Page 16 | 23

Section 3: Additional Information

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Report on Québec’s Financial
Situation – Preliminary results of 2023‑2024	Page 17 | 23

Section 3: Additional Information

Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government's net financial requirements, which include its capital investments and the budgetary deficit.

Borrowings contracted in 2023-202410 stand at $27.6 billion.

  Conventional bonds in Canadian dollars are the main borrowing instrument used.

  Borrowings on foreign markets account for 38% of borrowings contracted in 2023-2024.

Summary of long-term borrowings contracted in 2023-2024
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	14 656	53.2
Savings products issued by Épargne Placements Québec	1 534	5.6
Green bonds	591	2.1
Immigrant investors(1)	191	0.7
Subtotal	16 972	61.6
OTHER CURRENCIES
U.S. dollar	6 702	24.3
Euro	3 300	12.0
Swiss franc	586	2.1
Subtotal	10 588	38.4
TOTAL	27 560	100.0

Note: Long-term borrowings contracted between April 1, 2023 and March 31, 2024.

(1) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2023-2024
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	5 191
Other	1 159
Subtotal	6 350
OTHER CURRENCIES
U.S. dollar	2 668
Euro	2 950
Other	1 159
Subtotal	6 777
TOTAL	13 127
Note: Long-term borrowing repayments from April 1, 2023 to March 31, 2024.

_________________________

10 Long-term borrowings contracted between April 1, 2023 and March 31, 2024.

Report on Québec’s Financial
Situation – Preliminary results of 2023‑2024	Page 18 | 23

Appendix

Appendix 1: Preliminary results for 2023-2024

Preliminary results for 2023-2024 - Budgetary balance
(level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2023-2024
	March 2023 budget		March 2024 budget			Preliminary results(1)			Adjustment since the March 2023 budget
	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Revenue
Own-source revenue	117 989	1.8	−2 503	115 486	−0.1	−1 077	114 409	−1.0	−3 580
Federal transfers	29 742	1.8	1 548	31 290	8.9	−566	30 724	6.9	982
Subtotal - Revenue	147 731	1.8	−955	146 776	1.7	−1 643	145 133	0.6	−2 598
Expenditure
Portfolio expenditures	−138 392	1.2	−2 955	−141 347	3.0	788	−140 559	2.5	−2 167
Debt service	−9 464	−5.9	−186	−9 650	−4.1	−348	−9 998	−2.2	−534
Subtotal - Expenditure	−147 856	0.7	−3 141	−150 997	2.5	440	−150 557	2.2	−2 701
Contingency reserve	−1 500	−	1 500	−	−	−	−	−	1 500
OPERATING SURPLUS (DEFICIT)(2)	−1 625	−	−2 596	−4 221	−	−1 203	−5 424	−	−3 799
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 373	−	292	−2 081	−	34	−2 047	−	326
BUDGETARY BALANCE(3)	−3 998	−	−2 304	−6 302	−	−1 169	−7 471	−	−3 473

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

(2) Balance within the meaning of the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Situation – Preliminary results of 2023‑2024	Page 19 | 23

Appendix

Appendix 1: Preliminary results for 2023-2024 (cont.)

Preliminary results for 2023-2024 - Revenue
(level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2023-2024
	March 2023 budget		March 2024 budget			Preliminary results(1)			Adjustment since the March 2023 budget
	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Own-source revenue
Income and property taxes
- Personal income tax	43 126	1.1	−737	42 389	0.3	−594	41 795	−1.1	−1 331
- Contributions for health services	7 944	1.3	354	8 298	4.9	220	8 518	7.6	574
- Corporate taxes	13 192	−0.5	−1 793	11 399	−13.9	4	11 403	−13.9	−1 789
- School property tax	1 184	6.5	−47	1 137	2.2	13	1 150	3.3	−34
Consumption taxes	27 290	2.8	−172	27 118	2.0	−146	26 972	1.4	−318
Subtotal - Tax revenue	92 736	1.4	−2 395	90 341	−0.9	−503	89 838	−1.4	−2 898
Duties and permits	5 739	−4.0	93	5 832	1.6	−64	5 768	1.4	29
Miscellaneous revenue	12 707	7.8	1 409	14 116	16.8	−560	13 556	12.2	849
Subtotal - Other own-source revenue	18 446	3.8	1 502	19 948	11.9	−624	19 324	8.7	878
Total own-source revenue excluding revenue from government enterprises	111 182	1.8	−893	110 289	1.2	−1 127	109 162	0.3	−2 020
Revenue from government enterprises	6 807	2.0	−1 610	5 197	−21.5	50	5 247	−20.7	−1 560
Total own-source revenue	117 989	1.8	−2 503	115 486	−0.1	−1 077	114 409	−1.0	−3 580
Federal transfers
Equalization	14 037	2.7	−	14 037	2.7	−	14 037	2.7	−
Health transfers	8 660	21.6	118	8 778	23.9	−64	8 714	23.0	54
Transfers for post-secondary education and other social programs	1 366	5.6	85	1 451	12.1	−	1 451	12.1	85
Other programs	5 679	−20.5	1 345	7 024	4.9	−502	6 522	−2.6	843
Subtotal - Federal transfers	29 742	1.8	1 548	31 290	8.9	−566	30 724	6.9	982
TOTAL REVENUE	147 731	1.8	−955	146 776	1.7	−1 643	145 133	0.6	−2 598

(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.

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Situation – Preliminary results of 2023‑2024	Page 20 | 23

Appendix

Appendix 1: Preliminary results for 2023-2024 (cont.)

Preliminary results for 2023-2024 - Expenditure
(level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2023-2024
	March 2023 budget		March 2024 budget				Preliminary results(1)			Adjustment since the March 2023 budget
	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)		Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Portfolio expenditures
Santé et Services sociaux	59 015	1.6	913	59 928	(2)	0.9	886	60 814	2.5	1 799
Éducation	20 203	6.0	249	20 452		4.9	−424	20 028	2.7	−175
Enseignement supérieur	10 480	5.0	204	10 684		10.7	−300	10 384	7.6	−96
Famille	8 210	5.8	513	8 723		11.3	42	8 765	11.9	555
Transports et Mobilité durable	6 957	−1.3	−816	6 141		−4.8	309	6 450	0.8	−507
Emploi et Solidarité sociale	5 250	−42.5	492	5 742		−36.1	−37	5 705	−36.5	455
Affaires municipales et Habitation	4 546	−2.9	777	5 323		8.0	−574	4 749	−3.6	203
Économie, Innovation et Énergie	3 680	12.3	486	4 166		30.0	−337	3 829	16.7	149
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 283	14.0	−64	2 219		32.6	208	2 427	45.1	144
Other portfolios	17 769	13.5	200	17 969	(2)	15.1	−561	17 408	12.1	−361
Subtotal - Portfolio expenditures	138 392	1.2	2 955	141 347		3.0	−788	140 559	2.5	2 167
Debt service	9 464	−5.9	186	9 650		−4.1	348	9 998	−2.2	534
TOTAL EXPENDITURE	147 856	0.7	3 141	150 997		2.5	−440	150 557	2.2	2 701
(1) Preliminary results according to the information available as at June 18, 2024 with regard to the fiscal year ending March 31, 2024. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2023-2024 Public Accounts.
(2) In Budget 2024-2025, $500 million was provisioned in the Contingency Fund for personal protective equipment. To present a comparable adjustment, the amount was reclassified in the expenditures of the Ministère de la Santé et des Services sociaux.

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Situation – Preliminary results of 2023‑2024	Page 21 | 23

Appendix

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec
(percentage change compared to the previous period, unless otherwise indicated)
	Feb. 2024	March 2024	April 2024	May 2024	2023						2024
					Quarters				Annual		Quarter	Annual
					Q1	Q2	Q3	Q4	Fcst(1)	Obs.	Q1	Fcst(1)	Obs.(2)
Real GDP by industry	0.3	−0.4	−	−	0.5	−0.4	−0.2	−0.1	0.2	0.2	0.9	0.6	0.1
Job creation (thousands)	8.8	−18.0	19.2	−2.1	42.8	4.8	12.0	11.1	103.3	103.3	0.3	43.8	29.3
Unemployment rate (per cent)	4.7	5.0	5.1	5.1	4.1	4.3	4.4	5.0	4.5	4.5	4.7	5.2	4.9
Retail sales (nominal terms)	0.1	0.8	0.4	−	1.4	−0.8	2.2	0.6	4.0	3.7	−1.2	1.6	1.0
Consumer price index(3)	3.3	3.6	3.0	3.1	5.5	4.1	4.4	3.9	4.5	4.5	3.4	2.8	3.2
Housing starts (thousands)	47.8	46.8	40.2	59.6	36.4	35.2	45.2	39.6	38.9	38.9	42.9	42.7	49.3
Real GDP	−	−	−	−	0.5	−0.4	−0.2	−0.1	0.2	0.2	0.9	0.6	0.1
GDP (nominal terms)	−	−	−	−	0.2	1.5	1.2	1.1	3.9	3.7	0.8	4.0	4.6
Household consumption (nominal terms)	−	−	−	−	1.6	0.4	1.6	1.0	6.1	5.6	1.8	3.0	4.8
Wages and salaries (nominal terms)	−	−	−	−	1.5	1.7	1.4	0.7	6.0	6.0	1.6	5.1	5.4
Net operating surplus of corporations (nominal terms)	−	−	−	−	−7.0	−1.7	0.8	0.6	−11.0	−13.9	−4.6	−2.5	−4.9

(1) These forecasts correspond to those published in the Budget 2024-2025.

(2) This represents the average of the periods available in 2024 compared to the same period in 2023.

(3) Change compared to the previous year.

Sources: Institut de la statistique du Québec. Statistics Canada. and Canada Mortgage and Housing Corporation.

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Notes

►  Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

►  Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity. i.e.. that are under its control. To determine consolidated results. the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

►  Publication date of next quarterly report

The Report on Québec's Financial Situation - First Quarter of 2024-2025 will be published in September 2024.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at: www.finances.gouv.qc.ca.

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